Exhibit 99.1

PRESS RELEASE

For Immediate Release

ACI AIRPORT SUDAMÉRICA, S.A.

ANNOUNCES EXCHANGE OFFER RESULTS AND EXTENSION OF EARLY
PARTICIPATION DEADLINE FOR ITS 6.875% SENIOR SECURED GUARANTEED NOTES DUE 2034

Montevideo, Uruguay; October 25, 2021 – ACI Airport Sudamérica, S.A. (the “Company”) announced the results of its previously announced offer (the “Exchange Offers”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Series 2015 Notes Due 2032 issued on May 7, 2015 (CUSIP: 00102JAA3/ E0351QAA0; ISIN: US00102JAA34/ USE0351QAA07) (the “Series 2015 Notes”) and its outstanding 6.875% Cash/7.875% PIK Senior Secured Guaranteed Series 2020 Notes due 2032 issued on May 26, 2020 (CUSIP: 00102JAB1/ E0351QAB8; ISIN: US00102JAB17/ USE0351QAB89) (the “Series 2020 Notes” and, together with the Series 2015 Notes, the “Existing Notes”) for newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes” and, together with the Existing Notes, the “Notes”). Capitalized terms not defined herein shall have the meaning assigned to them in the Exchange Offer Memorandum (as defined below).

As of 5:00 p.m. (New York City time) on October 22, 2021, (i) US$4,800,000 aggregate outstanding principal amount of the Series 2015 Notes, representing approximately 41.41% of the total outstanding principal amount of the Series 2015 Notes, and (ii) US$161,672,186 aggregate outstanding principal amount of the Series 2020 Notes, representing approximately 82.68% of the total outstanding principal amount of the Series 2020 Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

Since tenders for more than 50% of the aggregate principal amount of Existing Notes have been received and withdrawal rights have expired, the Company, Cerealsur and the Trustee under the Existing Notes expect to execute and deliver a supplemental indenture which will give effect to the Concession Agreement Amendments (the “Supplemental Indenture”). Such Supplemental Indenture will be immediately effective upon execution and operative regardless of the consummation of the Exchange Offers, the issuance of the New Notes, the execution of the Second A&R Indenture, or the termination or withdrawal of the Solicitations, in which case no consideration will be paid. In addition, since the Company has received the consent of Holders that, in the aggregate, hold a principal amount of Existing Notes sufficient to satisfy the Minimum Exchange Amount Condition (as defined below), the Issuer, Cerealsur and the Trustee may, any time before the Expiration Deadline (as defined below), execute and deliver the Second A&R Indenture which will give effect to all Proposed Amendments, and that will be effective upon execution but will only become operative upon consummation of the Exchange Offers on the Settlement Date (as defined below) and the consummation of the New Money Offering on the New Money Settlement Date.

The obligation of the Company to accept tendered Existing Notes and delivered consents pursuant to the Exchange Offers and the Solicitations, respectively, is subject to certain conditions, which include among others, (i) that at least 75% of the Outstanding Principal Amount of the Existing Notes is validly tendered for exchange and not withdrawn (the “Minimum Exchange Amount Condition”), (ii) the consummation of the New Money Offering on the Settlement Date, and (iii) the execution of the Amended Concession Agreement. Following the execution of the Supplemental Indenture, the Company expects to execute the Amended Concession Agreement with the Uruguayan Ministry of Defense on or before the Settlement Date (as defined below). The Company reserves the right, subject to applicable law, to waive any and all conditions to the Exchange Offer, other than the execution of the Amended Concession Agreement which cannot be waived.

In order to give Eligible Holders additional time to participate in the Exchange Offer, the Company also announced today the extension of the Early Participation Deadline to 11:59 P.M. (New York City time) on November 5, 2021. Accordingly, Eligible Holders (as defined below) who validly tender and who have not validly withdrawn Existing Notes at or prior to that time and whose Existing Notes are accepted for exchange will receive the exchange consideration, which is equal to US$1,000 principal amount of New Notes (the “Exchange Consideration”) for each US$1,000 Outstanding Principal Amount (as defined below) of such Existing Notes validly tendered, and the early participation premium in cash of US$1 for each US$1,000 Outstanding Principal Amount of such Existing Notes validly tendered (the “Early Participation Premium”).

For purposes of determining the Exchange Consideration and the Early Participation Premium for any Existing Notes accepted for exchange, the “Outstanding Principal Amount” of such Existing Notes will be the original principal amount as of the original issuance date of such Existing Notes (the “Original Principal Amount”) multiplied by the Applicable Amortization Factor as of the Settlement Date. The “Applicable Amortization Factor” for each series of Existing Notes is calculated to reflect the Company’s repayment of principal amounts under the Existing Notes, in accordance with to the applicable amortization schedule for such series of Existing Notes. The Applicable Amortization Factor is determined in accordance with market convention to convert from the applicable Original Principal Amount to the applicable Outstanding Principal Amount.

The Withdrawal Deadline has not been extended and expired at 5:00 P.M. (New York City time) on October 22, 2021. Accordingly, holders may no longer withdraw Existing Notes tendered in the Exchange Offer, except in certain limited circumstances as set forth in the Exchange Offer Memorandum dated October 8, 2021 (the “Exchange Offer Memorandum”). All other terms and conditions of the Exchange Offer and Consent Solicitation, as previously announced and described in the Exchange Offer Memorandum, remain unchanged.

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m. (New York City time) on November 5, 2021 (the “Expiration Deadline”), unless extended by the Company in its sole discretion. The Company currently expects the settlement date to be November 10, 2021 (the “Settlement Date”).

The Exchange Offers are being made, and the New Notes are being offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offers and the Solicitation (such Holders, “Eligible Holders”). Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at www.dfking.com/aciairport, or call D.F. King & Co., Inc., the Information Agent and Exchange Agent for the Exchange Offers at (800) 290-6427 (toll-free) or email aciairport@dfking.com.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the New Notes or the New Money Notes, nor shall there be any sale of the New Notes or the New Money Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”).

In member states of the European Economic Area (the “EEA”), this press release and any offer of securities, if made subsequently, is only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). Any person in the EEA who acquires securities in any offer of securities (an “investor”) or to whom any offer of securities is made will be deemed to have represented and agreed that it is a Qualified Investor. This press release and its contents must not be acted on or relied upon in any member state of the EEA by persons who are not Qualified Investors. The communication of this press release in any member state of the EEA to persons who are not Qualified Investors is unauthorized and may contravene applicable law.

None of the Company, the dealer manager, the trustee, any agent or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for New Notes in the Exchange Offers or consent to any of the Proposed Amendments to the Existing Indenture in the Consent Solicitations. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offers and participate in the Consent Solicitations and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Patricio Iñaki Esnaola

Head of Investor Relations

+54 11 4852 6716

patricio.esnaola@caairports.com

ABOUT ACI AIRPORT SUDAMÉRICA, S.A.

The Company is the sole stockholder of Cerealsur S.A. (“Cerealsur”). Cerealsur is a holding company and through its wholly-owned subsidiary, Puerta del Sur S.A. (“PdS”), operates the Aeropuerto Internacional de Carrasco (“Carrasco International Airport”). PdS is also indirectly owned by Corporación América Airports S.A., the largest private sector airport concession operator in the world based on the number of airports under management. Since 2003, PdS has had the responsibility of administrating, operating, managing and maintaining the Carrasco International Airport. PdS has executed a comprehensive management agreement with the Uruguayan government by virtue of which PdS received the concession to operate the Carrasco International Airport. The Carrasco International Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. The Company is committed to provide passengers the best travel experience, with the highest standard of quality and strategic actions that contribute to sustainable development and social responsibility. One of the most important milestones in the history of PdS, was the inauguration of the New Passenger Terminal in December 2009. The work has become a symbol of pride for all Uruguayans, positioning itself as the country’s main gateway. Since its opening it has been decorated with various international prizes, which highlight its architectural merits, esthetics, operative functionality and services.

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